                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                   FORM 11-K


(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)


                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number 001-13461
                       ---------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

      Group 1 Automotive, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         Group 1 Automotive, Inc.
                         950 Echo Lane, Suite 100
                         Houston, Texas  77024

                              REQUIRED INFORMATION


         The Group 1 Automotive, Inc. 401K Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.


         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed in this Report:

         (a)   Report of Independent Auditors

         (b) Statement of Net Assets available for Benefits - December 31, 2000 and 1999

         (c) Statement of Changes in Net Assets available for Benefits - Year ended December 31, 2000; and

         (d)   Notes to Financial Statements.

         The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-80399) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                            GROUP 1 AUTOMOTIVE, INC.
                               401(k) SAVINGS PLAN
                                 Houston, Texas

                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999



                                    CONTENTS



REPORT OF INDEPENDENT AUDITORS ...............................................................................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .........................................................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS ..........................................................................................    3

     NOTES TO FINANCIAL STATEMENTS ...........................................................................    4


SUPPLEMENTAL SCHEDULES

     SCHEDULE OF NONEXEMPT TRANSACTIONS.......................................................................    8

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) ..........................................   21

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas


We have audited the accompanying statements of net assets available for benefits of Group 1 Automotive, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Non-exempt Transactions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               /s/ Crowe, Chizek and Company LLP
                                               ---------------------------------
                                               Crowe, Chizek and Company LLP


South Bend, Indiana
May 24, 2001
--------------------------------------------------------------------------------
                                                                              1.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


                                                        2000           1999
                                                    ------------   ------------
ASSETS
     Investments (Note 4)                           $ 32,066,763   $ 14,117,932

     Receivables
         Employer contribution                           218,869         86,096
         Participant contributions                       467,031        270,428
         Accrued income                                   24,900             --
         Transfers from other plans (Note 3)                  --      7,051,491
                                                    ------------   ------------
                                                         710,800      7,408,015

     Cash                                                 11,138             --
                                                    ------------   ------------


NET ASSETS AVAILABLE FOR BENEFITS                   $ 32,788,701   $ 21,525,947
                                                    ============   ============


--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.
                                                                              2.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2000

--------------------------------------------------------------------------------




ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net depreciation in fair value of investments (Note 4)            $  (4,894,087)
         Interest and dividends                                                2,185,514
                                                                           -------------
                                                                              (2,708,573)

     Contributions
         Employer's                                                            1,887,208
         Participants                                                          5,746,271
         Rollovers                                                               465,421
                                                                           -------------
                                                                               8,098,900

     Transfers from other plans (Note 3)                                       9,688,545
                                                                           -------------

              Total additions                                                 15,078,872

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                             3,803,840
     Administrative expenses                                                      12,278
                                                                           -------------
         Total deductions                                                      3,816,118
                                                                           -------------


NET INCREASE                                                                  11,262,754

Net assets available for benefits
     Beginning of year                                                        21,525,947
                                                                           -------------

     End of year                                                           $  32,788,701
                                                                           =============


--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.
                                                                              3.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Group 1 Automotive, Inc. (Company or Sponsor) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan, adopted July 1, 1999, covering all employees of the Company who have six months of service and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15% of pretax annual eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant's compensation upon which the match shall be based. The matching Company contribution may be in the form of cash or shares of Company Stock or a combination. Contributions are subject to certain limitations. Certain Plan administrative costs have been paid by the Company.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and
b) Plan earnings, and, at times, charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Forfeitures: During the year ended December 31, 2000, $103,259 of forfeited nonvested accounts were used to reduce employer contributions. As of December 31, 2000 there were $20,132 remaining forfeited nonvested amounts which will be used to reduce future employer contributions.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant may elect to have the distribution received in cash or in shares of Company stock.

--------------------------------------------------------------------------------

                                   (Continued)
                                                                              4.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

In-service Withdrawals: A participant may withdraw from his of her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the Plan.

Loan Provisions: Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant's account and bear interest.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - TRANSFERS FROM OTHER PLANS

During 2000, four qualified plans of the Sponsor were merged into the Plan. The participants of the other plans became participants of this plan as of the date of the merger. The assets of the other plans were transferred to the Plan after the merger date.


--------------------------------------------------------------------------------

                                   (Continued)
                                                                              5.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                      2000              1999
                                                                 -------------     ------------
     Massachusetts Investors Growth Stock Fund                   $  11,852,312     $  4,748,957
     Merrill Lynch Equity Index Trust                                4,891,622        2,514,265
     Federated International Equity Fund                             3,260,287        1,701,645
     Van Kampen American Value Fund                                  3,074,548        1,584,625
     Merrill Lynch Retirement Preservation Trust                     3,257,583        1,463,331
     Black Rock Balanced Portfolio                                   2,111,450          927,258
     Mercury Total Return Bond Fund                                  1,758,227          401,094

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,894,087 as follows:

                                                      2000
                                                 ------------
     Mutual funds                                $ (4,378,892)
     Common/Collective Funds                         (442,027)
     Common Stock                                     (73,168)
                                                 ------------

                                                 $ (4,894,087)
                                                 ============

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in the employer contributions.


NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for services rendered amounted to $12,278 for the year ended December 31, 2000.


--------------------------------------------------------------------------------

                                   (Continued)
                                                                              6.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 6 - PARTIES-IN-INTEREST (Continued)

The Plan held the following party-in-interest investments:

                                                       2000           1999
                                                   ------------   ------------
Group 1 Automotive, Inc. common stock              $    278,516   $    105,964
Merrill Lynch Retirement Preservation Trust           3,257,583      1,463,331
Merrill Lynch Equity Index Trust                      4,891,622      2,514,265


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. As of December 31, 2000 and 1999, amounts allocated to these individuals totaled $45,997 and $-0-, respectively.


NOTE 8 - TAX STATUS

The Plan has applied for a determination letter from the Internal Revenue Service. Although the Plan has not yet received a favorable determination letter, the plan administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

There are some issues related to timeliness of remitting participant deferrals to the Plan which may indicate operational deficiencies in the Plan's compliance with the applicable qualification sections of the Internal Revenue Code. Management has indicated its intent to address these issues and correct these issues in accordance with the procedures prescribed by the Internal Revenue Service.


NOTE 9 - SUBSEQUENT EVENT

During 2001, one additional qualified retirement plan related to the Sponsor was merged with the Plan.



--------------------------------------------------------------------------------

                                                                              7.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------

Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------

(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for January 2000 of $24,814 were not deposited into the Plan by the Plan Sponsor until February 23, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 24,814

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 24,814

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for January 2000 of $22,126 were not deposited into the Plan by the Plan Sponsor until February 25, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $  -0-                              $ 22,126

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $  -0-                              $ 22,126

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $  -0-                              $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $  -0-


--------------------------------------------------------------------------------

                                   (Continued)
                                                                              8.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $4,214 and loan repayments of $303 for January 2000 were not deposited into the Plan by the Plan Sponsor until February 23, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $  -0-                              $ 4,517

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $  -0-                              $ 4,517

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $  -0-                              $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $  -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $3,034 and loan repayments of $248 for January 2000 were not deposited into the Plan by the Plan Sponsor until February 25, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 3,282

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 3,282

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


--------------------------------------------------------------------------------

                                   (Continued)
                                                                              9.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------

(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $5,931 and loan repayments of $254 for January 2000 were not deposited into the Plan by the Plan Sponsor until February 24, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 6,185

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 6,185

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for January 2000 of $7,646 were not deposited into the Plan by the Plan Sponsor until February 25, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 7,646

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 7,646

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


--------------------------------------------------------------------------------

                                   (Continued)
                                                                             10.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for January 2000 of $6,585 were not deposited into the Plan by the Plan Sponsor until February 24, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 6,585

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 6,585

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for January 2000 of $2,117 were not deposited into the Plan by the Plan Sponsor until February 24, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 2,117

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 2,117

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


--------------------------------------------------------------------------------

                                   (Continued)
                                                                             11.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for January 2000 of $2,820 were not deposited into the Plan by the Plan Sponsor until February 24, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 2,820

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 2,820

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $48,004 and loan repayments of $5,181 for January 2000 were not deposited into the Plan by the Plan Sponsor until February 25, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 53,185

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 53,185

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-

--------------------------------------------------------------------------------

                                   (Continued)
                                                                             12.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for February 2000 of $50,051 were not deposited into the Plan by the Plan Sponsor until March 29, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 50,051

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 50,051

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $30,583 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 24, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 30,583

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 30,583

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


--------------------------------------------------------------------------------

                                   (Continued)
                                                                             13.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $31,849 and loan repayments of $1,341 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 23, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 33,190

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 33,190

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $29,402 and loan repayments of $1,745 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 22, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 31,147

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 31,147

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


--------------------------------------------------------------------------------

                                   (Continued)
                                                                             14.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $11,736 and loan repayments of $3,295 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 22, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 15,031

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 15,031

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $4,388 and loan repayments of $69 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 22, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 4,457

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 4,457

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-

--------------------------------------------------------------------------------

                                   (Continued)
                                                                             15.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $5,889 and loan repayments of $401 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 22, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 6,290

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 6,290

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $4,305 and loan repayments of $757 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 22, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 5,062

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 5,062

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


--------------------------------------------------------------------------------

                                   (Continued)
                                                                             16.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $5,937 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 22, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 5,937

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 5,937

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $2,259 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 22, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 2,259

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 2,259

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


--------------------------------------------------------------------------------

                                   (Continued)
                                                                             17.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $1,776 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 22, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 1,776

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 1,776

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $34,111 for February 2000 were not deposited into the Plan by the Plan Sponsor until March 24, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 34,111

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 34,111

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


--------------------------------------------------------------------------------

                                   (Continued)
                                                                             18.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $42,220 for March 2000 were not deposited into the Plan by the Plan Sponsor until April 26, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 42,220

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 42,220

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $3,302 and loan repayments of $457 for March 2000 were not deposited into the Plan by the Plan Sponsor until April 25, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 3,759

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 3,759

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-

--------------------------------------------------------------------------------

                                   (Continued)
                                                                             19.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2000

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $39,387 for March 2000 were not deposited into the Plan by the Plan Sponsor until April 26, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 39,387

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 39,387

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $3,952 and loan repayments of $35 for July 2000 were not deposited into the Plan by the Plan Sponsor until September 11, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -0-                               $ 3,987

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -0-                               $ 3,987

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -0-                               $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -0-


--------------------------------------------------------------------------------

                                                                             20.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
        SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2000

--------------------------------------------------------------------------------

Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


                                                               (c)
                                                    Description of Investment
                          (b)                       Including Maturity Date,                              (e)
                   Identity of Issue                Rate of Interest, Par or           (d)              Current
  (a)                 or Borrower                        Maturity Value               Cost               Value
                      -----------                        --------------               ----               -----
     Mercury Total Return Bond
     Fund                                              Mutual Fund,                     #           $     1,758,227
                                                         140,098 units

   * Group 1 Automotive Stock                          Common Stock,                    #                   278,516
                                                         29,708 shares

     Massachusetts Investors Growth Stock
      Fund                                             Mutual Fund,                     #                11,852,312
                                                         691,500 units

   * Merrill Lynch Retirement Preservation
      Trust                                            Collective Trust,                #                 3,257,583
                                                         3,257,583 units

     Van Kampen American Value Fund                    Mutual Fund,                     #                 3,074,548
                                                         158,727 units

     Black Rock Balanced Portfolio                     Mutual Fund,                     #                 2,111,450
                                                         130,256 units

     Federated International Equity Fund               Mutual Fund,                     #                 3,260,287
                                                         153,932 units

   * Merrill Lynch Equity Index Trust                  Collective Trust,                #                 4,891,622
                                                         53,303 units

     Participant Loans                                 Interest rates ranging
                                                       from 4.5% to 13%                                   1,582,218
                                                                                                    ---------------

                                                                                                    $    32,066,763
                                                                                                    ===============

*  denotes party-in-interest
# All investments are participant directed so cost information is not required.

--------------------------------------------------------------------------------

                                                                             21.

                                 SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  Group 1 Automotive, Inc.
                                  401(k) Savings Plan
                                  -----------------------------------


Date: June 22, 2001               By:    /s/ Brooks O'Hara

                                  Brooks O'Hara
                                  Vice President, Human Resources
                                  Plan Administrator

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  23.1         Consent of Independent Auditors